Exhibit 99.1

News

FOR IMMEDIATE RELEASE

Bank of Montreal Amends its Normal Course Issuer Bid to Repurchase for Cancellation up to an Additional 7 Million of its Common Shares

TORONTO, February 16, 2018 – Bank of Montreal (TSX:BMO)(NYSE:BMO) today announced that it has received approvals from the Toronto Stock Exchange (TSX) and the Office of the Superintendent of Financial Institutions Canada (OSFI) to amend its existing normal course issuer bid (NCIB) to increase the number of common shares that it may repurchase for cancellation from 15 million to 22 million common shares or approximately 3.4% of the Bank’s outstanding common shares as at April 17, 2017.

The NCIB bid will continue until April 30, 2018, or such earlier date as the Bank may determine or as the Bank may complete its purchases pursuant to the amended notice of intention filed with the TSX. Under the NCIB, the Bank may repurchase shares through the facilities of the TSX and alternative Canadian trading systems or by such other means as may be permitted by a securities regulatory authority, including private agreements or share repurchase programs under exemption orders issued by securities regulatory authorities (Exemption Orders). Any purchases made under an Exemption Order will generally be at a discount to the prevailing market price. All repurchased shares will be cancelled.

The timing and amount of purchases under the NCIB are subject to regulatory approvals and to management discretion based on factors such as market conditions. To date, the Bank has completed the purchase of 8 million common shares for cancellation since the commencement of its current NCIB.

For News Media Enquiries:

Paul Gammal, Toronto, paul.gammal@bmo.com, (416) 867-3996

For Investor Relations Enquiries:

Jill Homenuk, Toronto, jill.homenuk@bmo.com, (416) 867-4770

Christine Viau, Toronto, christine.viau@bmo.com, (416) 867-6956

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